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Management's Discussion and Analysis of Financial Condition and Results of Operations

        (Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Forward-Looking Statements

        On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream").

        This discussion and analysis explains Allstream's financial condition and results of operations for the three months ended September 30, 2003 compared with the three months ended June 30, 2003 and the three months ended September 30, 2002 of the Predecessor, and is intended to help shareholders and other readers understand the Company's business and the key factors underlying its financial results. The interim consolidated financial information and other information of the Company issued subsequent to the Plan implementation are not comparable with the interim consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, management's discussion and analysis of financial condition and results of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance. Due to the lack of comparability of year to date balances, this Management's Discussion and Analysis ("MD&A") does not compare the changes between the six months interim financial statements ending September 30, 2003 of the Company and the nine months interim financial statements ending September 30, 2002 of the Predecessor. Certain statements in this Management's Discussion and Analysis ("MD&A") and Consolidated Financial Statements constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors including those described under the "Risks and Uncertainties" section, which may cause the actual results, performance or achievements of the Company, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Overview

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream is focused on collaborating with its customers to deliver business solutions that meet their unique needs to help them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers.

        During the quarter, the Company continued to deliver on its business strategy. The Company continues to develop and maintain successful strategic partnerships in order to meet the complex technology needs of its customers. The Canadian Radio-television and Telecommunications Commission's ("CRTC") decision in respect of competitor interim access to cost based digital network access service ("CDNA") provided the Company with regulatory relief. The sale of Contour Telecom Inc. and Argos Telecom Inc. ("Contour Telecom"), which was completed on July 2, 2003, is consistent with the Company's overall strategy to focus on its core operations.

Consolidated Plan of Arrangement and Reorganization

        On April 1, 2003, the Predecessor implemented the Plan, the Company emerged from protection under CCAA and its Class A Voting Shares and Class B Limited Voting Shares began trading on both the Toronto Stock Exchange (the "TSX") and the NASDAQ National Market System ("NASDAQ"). The Company has no long-term debt and has been generating cash flow from operations and net income since emerging from CCAA protection.

        The purpose of the Plan was to restructure the balance sheet and equity of the Predecessor, provide for the compromise, settlement and payment of liabilities of certain creditors of the Predecessor and its subsidiaries (collectively, the "Affected Creditors") and to simplify the operating corporate structure of the Company. The significant steps in the implementation of the Plan were:

  (i)
  the formation of a new entity, AT&T Canada Inc. (now Allstream), and the acquisition by it of the shares of the Predecessor;

  (ii)
  the exchange and compromise of all of the then existing $4.6 billion of the Predecessor's senior notes (the "Senior Notes") and certain other affected claims by the holders of such Senior Notes and other affected claims of the Affected Creditors, in exchange for $233 million in cash, and 100% of the equity of Allstream;

  (iii)
  the amalgamation of certain wholly-owned subsidiaries of the Predecessor to form a new operating company that continued as the entity now known as Allstream Corp.;

  (iv)
  the cancellation of all outstanding equity, including warrants and share purchase options, of the Predecessor that was not owned by the Company;

  (v)
  establishment of a new Board of Directors for Allstream and its subsidiaries; and

  (vi)
  the establishment of a new management incentive plan ("Management Incentive Plan") for Allstream and the cancellation of the then existing incentive plans without compensation.

        Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Company on April 1, 2003. The Company's balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities were recorded at management's best estimates of their fair values, the deficit was eliminated and new Class A Voting Shares and Class B Limited Voting Shares were recorded as issued at an aggregate stated capital amount of $581 million.

        Due to the realignment in the equity interests and capital structure of the Company, the application of fresh start accounting as at April 1, 2003, the implementation of the Plan and emergence from protection under CCAA, the interim consolidated financial statements and other information of the Company issued subsequent to the Plan implementation are not comparable with the interim consolidated financial statements and other information issued by the Predecessor prior to the Plan implementation. Accordingly, management's discussion and analysis of financial condition and results of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance.

Brand Transition

        The Company launched its new brand, "Allstream", on June 18, 2003, in advance of the September 9, 2003 deadline required by the new commercial agreements with AT&T Corp. (see "Negotiations of New Commercial Agreements with AT&T Corp.").

        During the quarter, the Company launched a new advertising campaign as part of the second phase of the re-branding initiative. The new campaign demonstrates the Company is delivering on brand promises made since it established its new corporate identity on June 18, 2003. As at September 30, 2003, the Company had spent $9.2 million on rebranding activities.

Regulatory Environment

        During the quarter, the CRTC released Telecom Decision CRTC 2003-60 which further broadened competitor interim access to CDNA. Cost reductions received by the Company as a result of this Decision are retroactive to June 2002. The Company is currently evaluating the impact of the final Decision on the opening balance sheet of the Company as at April 1, 2003. The Company has evaluated the impact of this Decision for the period covering April 1, 2003 to September 30, 2003 and has recognized an additional recovery of $5 million.

        The CRTC also issued Telecom Decision CRTC 2003-63. In this decision, the CRTC agreed with the necessity for Bell Canada and other incumbents to file proper detailed tariffs when offering services on a customer specific basis. This decision is an important further step in the CRTC review of incumbent conduct in the marketplace.

        On September 25th, 2003, the Government of Canada responded to the Report of the Standing Committee for Industry, Science and Technology that had recommended the removal of foreign investment restrictions in the Canadian telecommunications industry. In its response, the Government agreed that the recommendation of the Committee to remove the restrictions was an appropriate one, would benefit the industry and was a significant recommendation for both the Government's "Smart Regulation" and "Innovation" agendas. Notably, the Government committed to develop solutions to address this recommendation by early 2004, while also dealing with earlier recommendations concerning the broadcasting industry contained in a Heritage Committee report, by early 2004.

Negotiation of New Commercial Agreements with AT&T Corp.

        On January 17, 2003, it was announced that new commercial agreements had been entered with AT&T Corp. The new commercial agreements, among other things, required the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. The Company changed its name and launched its new brand name on June 18, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable the Company and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company with the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp.'s ability to compete directly with Allstream in serving its Canadian customers. On July 22, 2003, the Company signed a master services and network support agreement with AT&T Corp. to allow for the continued use of AT&T Corp.'s voice network service features and related technology.

Sale of Contour Telecom Inc. and Argos Telecom Inc.

        On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom, to YAK Communications (Canada) Inc. for approximately $7.4 million in cash. Additional cash consideration, which is conditional upon the final consolidated working capital balance of Contour Telecom, will be calculated once the working capital balances are finalized and agreed to by the parties, which is expected to occur in the quarter ending December 31, 2003.

Results of Operations

        As described above, the interim results of operations of the Company are not necessarily indicative of the results that may be expected for the full fiscal period or for any other interim period and that comparisons of financial performance with the Predecessor should be reviewed with caution.

        Three months ended September 30, 2003 compared to three months ended June 30, 2003 and three months ended September 30, 2002

(in thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended September 30, 2003	Three months ended June 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
				Predecessor	Predecessor	Predecessor
Revenue
Data	$101,317	$105,528	$206,845	$112,256	$110,229	$345,255
Local	53,182	57,475	110,657	56,912	58,242	177,618
Internet and IT services	42,477	43,636	86,113	46,179	47,509	146,700
Other	2,387	5,376	7,763	4,111	7,620	21,442

	199,363	212,015	411,378	219,458	223,600	691,015
Long Distance	109,908	124,567	234,475	133,867	136,261	437,533

Total Revenue	$309,271	$336,582	$645,853	$353,325	$359,861	$1,128,548

Service Costs	$169,946	195,663	$365,609	$216,061	$223,003	$729,228
Gross Margin	$139,325	$140,919	$280,244	$137,264	$136,858	$399,320
Gross Margin %	45.0%	41.9%	43.4%	38.8%	38.0%	35.4%
Selling, General and Administrative Costs ("SG&A")	$73,210	71,817	$145,027	$70,970	$82,578	256,532
Income (loss) from operations	$39,747	41,233	$80,980	$36,491	$7,605	$(1,359,741)
Net Income (Loss)	$24,087	24,382	$48,469	$229,804	$(256,839)	$(1,767,889)
Basic net income (loss) per Share	1.21	1.22	2.43	2.14	(2.54)	(17.58)
Diluted net income (loss) per Share	1.20	1.22	2.42	2.14	(2.54)	(17.58)

Key financial data:

Allstream Inc.
Supplementary Financial Information
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended September 30, 2003	Three months ended June 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
				Predecessor	Predecessor	Predecessor
Income (Loss) from operations	$39,747	$41,233	$80,980	$36,491	$7,605	$(1,359,741)
Add:
Depreciation and amortization	26,368	27,869	54,237	41,625	46,675	228,775
Workforce reduction costs and provision for restructuring	—	—	—	(11,822)	—	70,526
Write-down of long-lived assets	—	—	—	—	—	1,203,228

EBITDA(*)	$66,115	$69,102	$135,217	$66,294	$54,280	$142,788

Net Cash generated by (used in) operating activities	$74,601	$94,030	$168,631	$21,659	$(26,644)	$(203,500)
Add/(Subtract):
Changes in non-cash working capital	(3,006)	(21,288)	(24,294)	(32,452)	9,497	72,580
Addition to property, plant and equipment	(22,483)	(15,794)	(38,277)	(33,227)	(10,844)	84,499

Free cash flow(**)	$49,112	$56,948	$106,060	$(44,020)	$(27,991)	$(46,421)

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(**)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Revenue

        Revenue from data, local, Internet and IT Services, and other services increased to 64% of total revenue in the three months ended September 30, 2003, from 62% in the three months ended September 30, 2002. The proportion of revenue from long distance services declined to 36% in the three months ended September 30, 2003, from 38% in the comparable period in the prior year. Total revenue declined by $50,590 or 14.1% compared to the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, total revenue declined by $27,311 or 8.1%. This decline in revenue is consistent with the Company's expectations as the result of the sale of Contour Telecom and from ongoing competitiveness of the Canadian telecommunications marketplace.

        Data revenue decreased by $8,912 or 8.1% to $101,317 in the three months ended September 30, 2003 from $110,229 in the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, data revenue declined by $4,211 or 4.0%. The decline in revenue was the result of pricing pressures and industry-wide weakness in enterprise demand for certain legacy products, including private line, data access services and frame relay services, combined with the loss of revenue of $3,659 for the three months ended September 30, 2002 and $2,889 for the three months ended June 30, 2003 as a result of the sale of Contour Telecom.

        Local revenue decreased by $5,060 or 8.7% to $53,182 in the three months ended September 30, 2003 from $58,242 in the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, local revenue decreased by $4,293 or 7.5%. These declines were attributable to the Company's strategic repositioning of its local services business to focus on profitable line growth and the loss of revenue of $2,248 for the three months ended September 30, 2002 and $2,407 for the three months ended June 30, 2003 as a result of the sale of Contour Telecom. Local access lines in service declined to 492,363 at September 30, 2003 from 546,592 at September 30, 2002 of which 15,626 local access lines were removed as a result of the sale of Contour Telecom.

        Internet and IT Services revenue declined by $5,032 or 10.6% to $42,477 in the three months ended September 30, 2003 from $47,509 in the three months ended September 30, 2002. The decline was attributable to lower demand for IT Services and dial-up Internet access partially offset by higher security services. Compared to the three months ended June 30, 2003, Internet and IT Services revenue decreased by $1,159 or 2.7% due to lower demand for IT Services partially offset by higher security services.

        Other revenue decreased by $5,233 or 68.7% to $2,387 in the three months ended September 30, 2003, from $7,620 in the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, other revenue declined by $2,989 or 55.6%. The decline in revenue was primarily attributable to lower sales of telecommunications equipment combined with lower revenues of $2,622 for the three months ended September 30, 2002 and $2,214 for the three months ended June 30, 2003 as a result of the sale of Contour Telecom.

        Long distance ("LD") revenue decreased by $26,353 or 19.3% to $109,908 in the three months ended September 30, 2003 from $136,261 in the three months ended September 30, 2002. The decline was due to lower prices per minute, lower volumes and the sale of Contour Telecom which resulted in a decrease in revenues of $3,746. Prices dropped by 9.0% and minutes decreased by 8.1%, primarily due to the effects of continued price competition. Compared to the three months ended June 30, 2003, long distance revenue declined by $14,659 or 11.8% as a result of a 6.54% reduction in average price per minute, and a 2.3% decrease in minute volume and due to the loss of revenues of $4,105 as a result of the sale of Contour Telecom.

Service Costs and Selling, General and Administrative Expenses

        The Company's principal operating expenses consist of Service Costs; Selling, General and Administrative expenses ("SG&A") and depreciation and amortization. Service Costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

        Service Costs decreased by $53,057 or 23.8% to $169,946 in the three months ended September 30, 2003, from $223,003 in the three months ended September 30, 2002. This decline was due to lower cross border rates, lower volumes, cost reductions from a regulatory decision, lower personnel and related costs from workforce reductions, lower telecommunications equipment sales and the sale of Contour Telecom. Compared to the three months ended June 30, 2003, Service Costs decreased by $25,717 or 13.1% due to the sale of Contour Telecom and cost reductions from regulatory decisions.

        Gross Margin increased by $2,467 or 1.8% to $139,325 in the three months ended September 30, 2003, from $136,858 reported in the three months ended September 30, 2002 due to regulatory savings, operating efficiencies gains, pricing discipline and an emphasis on higher margin products and services, and the sale of Contour Telecom. Gross Margin decreased by $1,594 or 1.1% from $140,919 in the three months ended June 30, 2003 due to lower volumes and increased pricing pressures in the Company's data and long-distance service lines.

        SG&A expenses decreased by $9,368 or 11.3% to $73,210 in the three months ended September 30, 2003, from $82,578 in the three months ended September 30, 2002. The decrease was attributable to lower legal, insurance and consulting fees related to bondholder proceedings and debt restructuring; and lower expenses from the sale of Contour Telecom; offset by expenditures incurred for re-branding and exit activities from certain leased facilities. Compared to the three months ended June 30, 2003, SG&A expenses increased by $1,393 or 1.9%. The increase is the result of expenditures related to exit activities from leased facilities, an increase in pension expense due to higher service costs; offset by lower expenses from the sale of Contour Telecom.

EBITDA(1)

        EBITDA increased to $66,115 in the three months ended September 30, 2003 from $54,280 in the three months ended September 30, 2002. EBITDA decreased by $2,987 in the three months ended September 30, 2003 from $69,102 in the three months ended June 30, 2003. These changes were the result of the above mentioned fluctuations in revenue, service costs and SG&A.

(1)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not inteded to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Depreciation and Amortization

        Depreciation and amortization expense decreased to $26,368 for the three months ended September 30, 2003, compared to $46,675 for the three months ended September 30, 2002. The decrease was primarily due to lower depreciation as the result of the impact of the write-down of property, plant and equipment in June 2002 and the fair value adjustments to property, plant and equipment as a result of adoption of fresh start accounting on April 1, 2003, offset in part, by increased depreciation from capital asset additions.

        Compared to the three months ended June 30, 2003, depreciation and amortization expense was lower primarily due to fully depreciated assets and the impact of the sale of Contour Telecom partially offset by new capital asset additions.

Income (Loss) from operations

        The Company recorded income from operations of $39,747 for the three months ended September 30, 2003 compared to $7,605 for the three months ended September 30, 2002. The increase was primarily attributable to lower depreciation due to the write-down of property, plant and equipment in June 2002, and the fair value adjustments to property, plant and equipment as a result of fresh start accounting on April 1, 2003 and improvements in EBITDA through initiatives to streamline the business. Compared to the three months ended June 30, 2003, income from operations decreased by $1,486. The decrease was the result of lower revenues in the three months ended September 30, 2003, partially offset by an improvement in gross margin.

Interest Income and Expense

        The Company emerged from CCAA on April 1, 2003 with no long term debt and, consequently, interest expense for the three months ended September 30, 2003 was not significant. Interest expense for the three months ended September 30, 2003 was comprised of interest accretion on long term liabilities and interest on capital lease obligations.

Foreign exchange gain (loss)

        The Company emerged from CCAA on April 1, 2003 with no long term debt and, consequently, foreign exchange fluctuations for the three months ended September 30, 2003 were not significant.

Provision for income taxes

        For the three months ended September 30, 2003, the Company recorded a provision for income tax of $16,640 compared to a provision of $1,730 in the three months ended September 30, 2002. The provision for the three months ended September 30, 2003 includes $462 of Federal Large Corporations Tax ("LCT") compared to LCT of $1,533 for the three months ended September 30, 2002. LCT is calculated by reference to the equity, liabilities and assets of the Company. The decrease in LCT was the result of the comprehensive revaluation of the Company's assets and liabilities on April 1, 2003. The remaining balance of the September 30, 2003 provision represents income tax expense calculated at the Company's effective tax rate on its income for the period. This income will be sheltered using the Predecessor's tax losses that are available to the Company. As described in note 6 to the consolidated condensed financial statements for the three months ended September 30, 2003, the tax benefit arising on the utilization of the Predecessor's losses is recorded as contributed surplus and not as a recovery in the Company's statement of operations. Compared to the three months ended June 30, 2003, the provision for income taxes decreased by $1,102. This decline was primarily due to lower income earned in the period.

        At September 30, 2003, the Company had completed various corporate tax filings for the Predecessor and its subsidiaries. Based on these tax filings, the Company has estimated that on April 1, 2003 its consolidated non-capital loss balance available for carry-forward was approximately $3.184 billion.

        Primarily, as a result of the transactions described below, the Company's non-capital loss balance has increased from $2.252 billion as at December 31, 2002 to $3.184 billion as at April 1, 2003. As described in note 6 to the consolidated condensed financial statements, the Company applied debt forgiveness to reduce its non-capital losses by approximately $766 million. In addition, the acquisition of control of the Predecessor that occurred on the implementation of the Plan required the write-down of all the assets of the Predecessor to fair market value. The write-down added approximately $1.76 billion to the tax loss pool. This write-down essentially represents a partial reclassification of tax assets that were available as at December 31, 2002 to the Company's tax loss pool as at April 1, 2003.

        The tax losses available to the Company is described in note 6 to the consolidated condensed financial statements. A substantial portion of these losses are expected to expire in 2009, to the extent not used.

Net Income (Loss)

        The Company recorded net income of $24,087 for the three months ended September 30, 2003 compared to a loss of $256,839 for the three months ended September 30, 2002. The net change was primarily due to interest expense and non-cash foreign currency translation losses totaling $263.5 million that the Company no longer incurs, as a result of the Company's emergence from CCAA with no long term public debt. Also contributing to the improvement in Net Income was increased income from operations of $32.1 million, which was partially offset by an increase in non-cash taxes of $14.9 million. Compared to the three months ended June 30, 2003, net income decreased by $295 due to a decrease in income from operations of $1.5 million offset by a reduction in non-cash taxes of $1.1 million.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Capital Expenditures

        Cash expenditures on property, plant and equipment during the three months ended September 30, 2003 totaled $22,483 compared to $10,844 for the three months ended September 30, 2002.

Liquidity

        After payment of the $233 million to holders of the Senior Notes pursuant to the Plan, the Company emerged on April 1, 2003 with no long term public debt and cash on hand of $175.2 million. On April 1, 2003, the Company's Class A Voting Shares and Class B Limited Voting Shares commenced trading on the TSX and on the NASDAQ National Market System.

        At September 30, 2003, the Company had cash on hand of $307.7 million. The Company generated cash from operations of $74.6 million during the three months ended September 30, 2003. This positive cash flow was attributable to operating profitability and from management of working capital.

        During the current quarter, the CRTC released Telecom Decision CRTC 2003-60 related to CDNA service. This decision has positively impacted working capital since the Company has recognized an additional $5.0 million CDNA recovery for the six months ended September 30, 2003.

        The Company has an un-funded deficit in its defined benefit pension plans of $120.2 million as determined by an independent actuary on January 1, 2003. This deficit is being funded over a 5 year period in accordance with Federal legislation governing such matters, including $35.6 million that will be paid in 2003.

        The Company believes its liquidity position provides it with the financial flexibility to respond to opportunities as they arise.

        Free Cash Flow(2)

        For the quarter ended September 30, 2003, the Company had free cash flow of $49.1 million which has improved from negative $28.0 million for the quarter ended September 30, 2002. This improvement reflects improved cash from operations since the Company has no debt related interest expense or foreign exchange gains following its emergence from CCAA with no long term public debt. When compared to June 30, 2003, free cash flow has decreased by $7.8 million. This decrease is the result of higher capital expenditures for the quarter.

(2)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Outlook

	Full Year 2003(2)
	Revised Guidance	Current Guidance
	(in millions)	(in millions)
Revenue	$1,300	$1,300
EBITDA	$240-$250	$200-$220	(1)
Capital Expenditures	$100	$100

(1)
Includes re-branding costs

(2)
The Outlook Full Year 2003 period represents the three months ended March 31, 2003 for the Predecessor and nine months ended December 31, 2003 for the Company

Risks & Uncertainties

(a)   Brand Transition and Change in AT&T Corp. Relationship

        During the remaining term of the new commercial agreements with AT&T Corp. and its wholly-owned subsidiary, AT&T Canada Enterprises Company, the Company will make use of certain AT&T Corp. technologies on a transitional basis.

        The Company negotiated a master services agreement with AT&T Corp. to allow for the continued use of AT&T Corp. technology and capabilities. The Company and AT&T Corp. have agreed on a framework to deal with ongoing co-operation and a process to transition network support provided by AT&T Corp. for the Company's toll-free, calling card and customer care platform by no later than December 31, 2005 with the details of the transition plan to be completed by no later than December 31, 2003. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions; or accelerated in the event of an acquisition of 20% or more of the Company's equity by a strategic competitor or in certain other circumstances.

        The Company launched its new brand name, Allstream, on June 18, 2003 in advance of the September 9, 2003 deadline imposed by the new commercial agreements with AT&T Corp. The Company is implementing its brand implementation plan in accordance with the commercial agreements with AT&T Corp. These agreements require it to cease use of the AT&T Corp. brand by no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet domain names which must end no later than June 30, 2004.

        AT&T Corp. has the ability to serve Canadian customers directly, including competing with the Company. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T Corp. as a result of the new commercial arrangements.

(b)   Competition

        The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, competitive local exchange carriers, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors.

        In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

(c)   Market and Economic Conditions

        The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company.

(d)   Governmental Regulation and Potential for Change in Regulatory Environment

        The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act (Canada) (the "Telecommunications Act") and, to a lesser extent, the Radiocommunication Act (Canada) (the "Radiocommunication Act"), administered by Industry Canada. Since the enactment of the Telecommunications Act, the policy of the Government of Canada and subsequently the CRTC has been to recognize the importance of competition in the provision of telecommunications services in Canada.

        There can be no assurance that regulatory rulings of the CRTC within that policy framework will not have material adverse effects on competition, whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(e)   Restrictions on Foreign Ownership and Control

        Under the ownership and control provisions of the Telecommunications Act and the Radiocommunication Act, a "Canadian carrier" must be Canadian owned and controlled and incorporated or continued under the laws of Canada or a province in order to operate as a Canadian telecommunications common carrier and hold a licence as a radiocommunication carrier. Among other restrictions set out in the legislation, no more than 33 1/3% of the voting shares of a non-operating parent corporation of a Canadian carrier may be beneficially owned or controlled by non-Canadians and neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The eligibility of Allstream Corp. to continue to operate as a Canadian carrier could be jeopardized if the Company and Allstream Corp., respectively, or any of their respective subsidiaries fail to comply with the requirements relating to ownership and control. In addition to ensuring that the Company does not violate the prohibition on control in fact by non-Canadians, any issuances of equity securities of the Company to non-Canadians must be of limited or non-voting securities or, if common shares or other voting securities are issued, such common shares or other non-voting securities are also issued to Canadian residents in such amounts as are necessary to allow the Company to continue to meet the ownership restrictions. These ownership restrictions may limit the Company's ability to raise equity capital from non-Canadians.

        To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, the Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares. On the implementation of the Plan, two thirds of the Class A Voting Shares were issued to Canadian residents. The Class A Voting Shares are convertible at anytime into Class B Limited Voting Shares on a one-for-one basis. The Class B Limited Voting Shares, together with the associated acquisition rights are exchangeable into Class A Voting Shares on a one-for-one basis on or prior to December 2004, if the holder submits a Canadian residency declaration, provided that such holder together with the persons acting jointly or in concert with such holder would not on exchange hold in excess of 10% of the Class A Voting Shares. Non-Canadians may not acquire Class A Voting Shares on the secondary market if such acquisition would contravene the restrictions in the articles on foreign ownership and control discussions above.

        On September 25th, 2003, the Government of Canada responded to the Report of the Standing Committee for Industry, Science and Technology that had recommended the removal of foreign investment restrictions in the Canadian telecommunications industry. The Government agreed that the recommendation of the Committee to remove the restrictions was an appropriate one, would benefit the industry and was a significant recommendation for both the Government's "Smart Regulation" and "Innovation" agendas. Notably, the Government committed to bring forward solutions to address this recommendation while dealing with recommendations concerning the broadcasting industry contained in a Heritage Committee report, by the Spring of 2004.

(f)    Cash Flow and Liquidity

        As at September 30, 2003, the Company had cash on hand of $307.7 million and had generated cash from operations of $74.6 million for the three months ended September 30, 2003. If business conditions change and the Company is not able to achieve its planned levels of revenues and cash flows, there can be no assurance that the Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity to finance the operating and capital expenditures. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

(g)   Rapid Technological Changes

        The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

(h)   Collective Bargaining Agreement Negotiations

        Currently, approximately 800 of the Company's employees are covered under two collective bargaining agreements. The Company's collective bargaining agreements with each of the National Automobile Aerospace, Transportation and General Workers Union of Canada — Local 2000 ("CAW") and the United Steelworkers of America ("USWA") expire on December 31, 2003. The Company has commenced negotiations with the CAW and expects to commence discussions with the USWA shortly.

        It is expected that the renewed collective bargaining agreement will be reached without a dispute. However, there can be no assurance that an agreement will be reached and that a potential work stoppage will not occur.

Critical Accounting Policies

        The Company believes that the following selected accounting policies and other accounting matters are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in the consolidated financial statements and notes to the financial statements. See Note 2 to the 2002 annual consolidated financial statements for a more comprehensive discussion of the Company's significant accounting policies.

Use of Estimates

        Significant estimates are used in determining, but not limited to, the recoverability of capital assets, allowance for doubtful accounts, the determination of the fair value of assets and liabilities upon implementation of fresh start accounting, provisions for contingent liabilities, and income tax valuation allowances. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered.

        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Recoverability of Capital Assets

        Due to the capital intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the carrying value of the asset and its fair value.

Fair value of assets and liabilities upon implementation of fresh start accounting

        The Company fair valued its assets and liabilities upon implementation of fresh start accounting on April 1, 2003 using management's best estimates and information available during the valuation process. The fair value of capital assets was based on the assessment by an independent valuations expert hired by the Company to assist management. The fair value of the deferred pension liability was actuarially determined.

Valuation of Accounts Receivable

        The Company's allowance for doubtful accounts is based on a specific percentage using historical experience applied to aging categories and an additional amount for specific delinquent balances.

Provisions for Contingent Liabilities

        In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated. These matters could affect the operating results of any one three months when resolved in future periods.

New Accounting Standards and Recent Pronouncements

Disclosure of Guarantees

        Effective January 1, 2003, the Company adopted AcG-14, "Disclosure of Guarantees", which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting required by HB 3290 "Contingencies". The Guideline is generally consistent with disclosure requirements for guarantees in the FASB Interpretation No.45 but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. Adoption of AcG-14 did not affect the Company's results of operations and financial condition.

Hedging Relationships

        Effective January 1, 2004, the Company is required to adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company has already adopted AcG-13, which did not affect the Company's results of operations and financial condition.

Impairment of Long-lived Assets

        The Company has adopted new HB 3063, "Impairment of Long-Lived Assets", which is effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of HB 3063 is prospective. The new standard replaces requirements on the write-down of assets previously contained in HB 3061, "Property, Plant and Equipment", and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). As at December 31, 2002, the Company had already adopted HB 3063.

        The Company adopted new HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The new HB 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. Application of the new HB 3475 is prospective. The new HB replaces requirements on the disposal of assets and discontinued operations that were contained in HB 3061, "Property, Plant and Equipment", and in the previous HB 3475, "Discontinued Operations", and harmonizes Canadian accounting with U.S. GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") for these topics. Revised HB 3475 has had no impact on the Company's financial statements as there have not been disposal activities committed to by the Company after May 1, 2003. HB 3063 has had no impact on the Company's financial statements.

Asset Retirement Obligations

        In March 2003, the CICA issued HB 3110, "Asset Retirement Obligations", which requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The new standards are consistent with U.S. GAAP requirements under FASB No. 143. The standard is effective for fiscal years beginning on or after January 1, 2004. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

        See additional discussion in Note 2 to the Predecessor's 2002 annual financial statements.

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